Filed by DENTSPLY International Inc.

Commission File No. 000-16211

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sirona Dental Systems, Inc.

Commission File No. 000-22673

FOR IMMEDIATE RELEASE

DENTSPLY and Sirona enter into definitive merger agreement

DENTSPLY International Inc. (“DENTSPLY”) and Sirona Dental Systems, Inc. (“Sirona”) announced today that Boards of Directors of both companies have unanimously approved a definitive merger agreement which will result in the world’s leading manufacturer of professional dental products and technologies. The combination will create a combined company with the largest sales and service infrastructure in dental with 15,000 employees globally.

Salzburg, Austria and York, PA; September 15th, 2015: “This is an exciting day for both companies, for the dental community and for patients around the globe. We are bringing together two world class companies that share a culture of innovation and will foster the development of differentiated, integrated solutions for general practitioners and specialists, particularly in the highest growth segments of the dental industry,” said Jeffrey T. Slovin, President and Chief Executive Officer of Sirona. “Combining Sirona’s proven digital solutions and equipment with DENTSPLY’s leading consumables platform creates the most comprehensive dental solutions offering available to meet customer demand in every key segment. I look forward to leading the talented teams of both Sirona and DENTSPLY as we drive the global digitization of dentistry, offer superior solutions to customers and patients, and create The Dental Solutions Company.”

The combined company, supported by its leading platforms in consumables, equipment and technology, will offer a powerful set of complementary offerings and end-to-end solutions to enhance patient care. Dental professionals across the globe will be supported by the largest sales and service infrastructure in the industry, supported by leading distributors, to deliver an optimized product range that will meet the increasing global demand for digital dentistry and integrated solutions.

“We are excited about bringing together two industry leaders,” said Bret W. Wise, Chairman and Chief Executive Officer of DENTSPLY. “DENTSPLY SIRONA will offer a comprehensive line of solutions to more effectively meet the needs of dental professionals all over the world and advance patient care. With a strong financial profile, comprehensive product offerings and integrated solutions, DENTSPLY SIRONA will be uniquely positioned to deliver attractive returns to our shareholders and make dentistry better, faster and safer around the world. I look forward to working with Jeff and the combined management team to deliver on this mission.”

The combined company will be called DENTSPLY SIRONA and trade on the NASDAQ under the symbol XRAY. DENTSPLY SIRONA’s Global headquarters will be located in York, PA, the location of DENTSPLY’s current headquarters, while the International headquarters will be located in Salzburg, Austria.

Upon closing of the transaction, Jeffrey T. Slovin, President and Chief Executive Officer of Sirona, will serve as Chief Executive Officer of the combined company and will be a member of the Board of Directors. Bret W. Wise, Chairman and Chief Executive Officer of DENTSPLY, will serve as Executive Chairman of the combined company. The Executive Chairman will work in collaboration with the CEO to execute the corporate strategy and to integrate the companies and cultures. From DENTSPLY, Christopher T. Clark and James G. Mosch will serve as President and Chief Operating Officer, Technologies and President and Chief Operating Officer, Dental and Healthcare Consumables, respectively. From Sirona, Ulrich Michel will serve as Executive Vice President and Chief Financial Officer. The Board of Directors will consist of 11 members, six of which (including Mr. Wise) are current DENTSPLY directors and five of which (including Mr. Slovin) are current Sirona directors. Additional senior leadership positions at DENTSPLY SIRONA will be named at a later date consisting of representatives from both companies. The transaction, which is expected to be completed in the first quarter of 2016, is subject to the receipt of certain regulatory approvals and other customary closing conditions and approvals.

Facts & Figures at a glance

The proposed transaction will create the world’s largest manufacturer of professional dental products and technologies with scale and breadth across all major geographies and competitive offerings in each of the major dental categories. Specific benefits include:

•	Increased Scale and Product Breadth: The combination will result in a company with net revenue of approximately $3.8 billion and adjusted EBITDA of more than $900 million, excluding the incremental benefit of synergies. The combined company will have the industry’s largest sales and service infrastructure, supported by leading distributors.

•	Total Solutions Provider: With consumables, equipment and technology under one roof, the new company will be able to deliver digital technologies and integrated solutions and workflows to enhance efficiency and patient care for general practitioners and specialists.

•	Strong Commitment to Innovation: The combined company will have an enhanced commitment to innovation in consumables, equipment and technology. By leveraging both companies’ significant R&D capabilities across DENTSPLY’s world-class materials science expertise and Sirona’s industry-leading technology platform, the broadened product offering will support the combined company’s position as a leading innovator in the dental market. DENTSPLY SIRONA will have over 600 scientists and R&D staff working to accelerate the development of new, better, safer and more efficient dental solutions and procedures.

•	Experienced Management Team: The combined company will be led by the most experienced management team in the dental industry, with strong track records of growth and leadership in developing differentiated global product offerings. The DENTSPLY and Sirona teams have a successful history collaborating in a number of product categories.

About DENTSPLY

DENTSPLY International Inc. is a leading manufacturer and distributor of dental and other consumable medical device products. The Company believes it is the world's largest manufacturer of consumable dental products for the professional dental market. For over a century, DENTSPLY's commitment to innovation and professional collaboration has enhanced its portfolio of branded consumables and small equipment. Headquartered in the United States, the Company has global operations with sales in more than 120 countries. Visit www.DENTSPLY.com for more information about DENTSPLY and its products.

About Sirona

Sirona is the global market and technology leader in the dental industry and has been a worldwide partner for specialty traders, dental practices, clinics, and dental laboratories for more than 130 years. Sirona develops and produces the complete spectrum of dental equipment products, including CAD/CAM systems for computer-assisted ceramic restorations (CEREC), digital imaging systems for intraoral and panoramic x-rays, as well as volume tomography (3D), treatment centers, instruments and hygiene devices. Sirona’s largest development and production site is in Bensheim, Germany. The company has more than 3,300 employees around the world and has been listed on the NASDAQ since 2006 (symbol: SIRO). www.sirona.com

Press Contact

DENTSPLY

Meghan Smith

Corporate Communications Manager

DENTSPLY International

Susquehanna Commerce Center

221 W. Philadelphia St. Suite 60W

York, PA 17405

Phone: 1-717-849-7670

Meghan.smith@dentsply.com

www.dentsply.com

Sirona

Marion Par-Weixlberger
Corporate PR-Manager
Sirona Dental GmbH
Sirona Straße 1
A-5071 Wals bei Salzburg
+43 (0) 662 2450-588

Cell: +43 (0) 676 848414588

marion.par-weixlberger@sirona.com

www.sirona.com

Forward-Looking Statements

This communication, in addition to historical information, contains “forward-looking statements” (as defined in the Securities Litigation Reform Act of 1995) regarding, among other things, future events or the future financial performance of DENTSPLY and Sirona. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. Forward-looking statements relating to the proposed transaction include, but are not limited to: statements about the benefits of the proposed transaction between DENTSPLY and Sirona, including future financial and operating results; DENTSPLY’s and Sirona’s plans, objectives, expectations and intentions; the expected timing of completion of the proposed transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements are based on information currently available to DENTSPLY and Sirona and involve estimates, expectations and projections. Investors are cautioned that all such forward-looking statements are subject to risks and uncertainties, and important factors could cause actual events or results to differ materially from those indicated by such forward-looking statements. With respect to the proposed transaction between DENTSPLY and Sirona, these factors could include, but are not limited to: the risk that DENTSPLY or Sirona may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; the risk that a condition to closing of the transaction may not be satisfied; the length of time necessary to consummate the proposed transaction, which may be longer than anticipated for various reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the proposed transaction may not be fully realized or may take longer to realize than expected; the diversion of management time on transaction-related issues; the effect of future regulatory or legislative actions on the companies or the industries in which they operate; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; economic and foreign exchange rate volatility; the continued strength of the dental and medical device markets; unexpected changes relating to competitive factors in the dental and medical devices industries; the timing, success and market reception for DENTSPLY’s and Sirona’s new and existing products; the possibility of new technologies outdating DENTSPLY’s or Sirona’s products; the outcomes of any litigation; continued support of DENTSPLY’s or Sirona’s products by influential dental and medical professionals; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential impact of the announcement or consummation of the proposed transaction on relationships with customers, suppliers, competitors, management and other employees; the ability to attract new customers and retain existing customers in the manner anticipated; the ability to hire and retain key personnel; reliance on and integration of information technology systems; the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs.

Additional information concerning other risk factors is also contained in DENTSPLY’s and Sirona’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other SEC filings.

Many of these risks, uncertainties and assumptions are beyond DENTSPLY’s or Sirona’s ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the information currently available to the parties on the date they are made, and neither DENTSPLY nor Sirona undertakes any obligation to update publicly or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this communication. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per DENTSPLY share or Sirona share for the current or any future financial years or those of the combined company, will necessarily match or exceed the historical published earnings per DENTSPLY share or Sirona share, as applicable. Neither DENTSPLY nor Sirona gives any assurance (1) that either DENTSPLY or Sirona will achieve its expectations, or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. All subsequent written and oral forward-looking statements concerning DENTSPLY, Sirona, the proposed transaction, the combined company or other matters and attributable to DENTSPLY or Sirona or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Additional Information and Where to Find It

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed transaction between DENTSPLY and Sirona or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The proposed business combination transaction between DENTSPLY and Sirona will be submitted to the respective stockholders of DENTSPLY and Sirona for their consideration. DENTSPLY will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of DENTSPLY and Sirona that also constitutes a prospectus of DENTSPLY. DENTSPLY and Sirona will deliver the joint proxy statement/prospectus to their respective stockholders as required by applicable law. DENTSPLY and Sirona also plan to file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any prospectus, proxy statement or any other document which DENTSPLY or Sirona may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF DENTSPLY AND SIRONA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DENTSPLY, SIRONA, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about DENTSPLY and Sirona, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. DENTSPLY and Sirona make available free of charge at www.sirona.com and www.dentsply.com, respectively (in the “Investor Relations” section), copies of materials they file with, or furnish to, the SEC.

Participants in the Merger Solicitation

DENTSPLY, Sirona, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of DENTSPLY and Sirona in connection with the proposed transaction. Information about the directors and executive officers of Sirona is set forth in its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on January 28, 2015. Information about the directors and executive officers of DENTSPLY is set forth in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 10, 2015. These documents can be obtained free of charge from the sources indicated above. Other information regarding those persons who are, under the rules of the SEC, participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.